UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: August 19, 2015

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants’ Names)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

This Form 6-K consists of the form of transmittal letter to be used in submitting shares of UBS AG for exchange into shares of UBS Group AG, which appears immediately following this page.

Computershare Trust Company, N.A. 250 Royall Street Canton Massachusetts 02021 Within USA, US territories & Canada 855 396 2084 Outside USA, US territories & Canada 781 575 2765 www.computershare.com	+

[Name]

[Address]

ACTION REQUIRED - Please RETURN the listed original certificates below with this Form

YOUR ACTION IS REQUIRED - PLEASE FOLLOW THESE INSTRUCTIONS

On >>Date<<, the Commercial Court of the Canton of Zurich has cancelled all registered shares of UBS AG, nominal value of CHF 0.10 each, that remain publicly held. The judgment canceling these UBS AG Shares entered into force on >>Date<<. As a result, shareholder rights relating to registered UBS AG shares that remain publicly held are cancelled and in compensation shareholders will receive shares of UBS Group AG on a share-for-share basis.

Our records indicate that you were a shareholder of UBS AG at the time of the commercial court judgment. In order to demonstrate your entitlement under Swiss law to receive UBS Group AG shares as compensation pursuant to the court judgment, you are required on a mandatory basis to surrender your UBS AG certificate(s). The UBS Group AG shares will be issued in uncertificated form under the Direct Registration System (DRS) wherein the shares are held in an account registered in your name on our books. In order to receive your UBS Group AG DRS statement for your certificated shares and any future dividend or distributions the Board of Directors may declare, you MUST return the listed certificates. Please follow the instructions below.

Lost Certificates: If you cannot locate some or all of your certificates, read and complete the Lost Securities Affidavit on the back of this form and also mark the boxes below with an X corresponding to the certificate numbers you cannot locate.

Step 1. Your UBS AG registered share certificates:

Locate and return the original certificate(s) listed below.

Lost	Certificate Numbers	Shares	Lost	Certificate Numbers	Shares
☐	xxx	xx	☐	xxx	xx
☐	xxx	xx	☐	xxx	xx
☐	xxx	xx	☐	xxx	xx
☐	xxx	xx	☐	xxx	xx
☐	xxx	xx	☐	xxx	xx

You hold more than 10 certificates, not all certificates can be listed on this form.

Other Certificate Total	Total Certificated Shares	Shares Held in Book Entry by Us	Total Shares
Xxx	Xxx	Xxx	xxx

Step 2. Signatures: Sign and date this form. The names of the registered holders are listed in the Name and Address at the top of this form.

All registered holders MUST sign exactly as (your)(their) name(s) appears above.

Signature of Owner	Signature of Co-Owner (if more than one registered holder listed)	Date (mm/dd/yyyy)

■	EXOTF	+

                        024S7I

Additional Instructions for Completing the Form and Surrendering Certificates

Delivery of Certificates: Your old UBS AG registered share certificate(s) and this Form must be sent or delivered to Computershare. The method of delivery of certificates to be surrendered to Computershare at one of the addresses set forth on the bottom of this page is at the option and risk of the surrendering stockholder. Delivery will be deemed effective only when received by Computershare. For your convenience, a return envelope is enclosed.

Authorization and Registration: The signature(s) on the reverse side represents that you have full authority to surrender the listed certificate(s) for exchange and warrants that the shares represented by the listed certificate(s) are free and clear of liens, restrictions, adverse claims and encumbrances.

Special Transfer Instructions: If your shares are to be issued to a person(s) other than the registered owner(s), a transfer of ownership form must be completed. You may obtain transfer of ownership requirements and instructions from the internet at www.computershare.com or by calling Computershare at the number listed below.

Form W-9: Under U.S. Federal Income Tax law, a shareholder is required to provide Computershare with such shareholder’s correct Taxpayer Identification Number. If your Taxpayer Identification Number is not certified on our records, we have enclosed a Form W-9 for you to complete and return. Failure to provide the information on the form may subject you to backup withholding on any reportable payment. If you are a foreign individual seeking to qualify for exemption from backup withholding, you must complete and submit the enclosed Form W-8BEN to Computershare.

Lost Securities Affidavit

IF YOU CANNOT LOCATE SOME OR ALL OF YOUR CERTIFICATE(S), PLEASE COMPLETE THE BELOW AFFIDAVIT

SAFECO INSURANCE COMPANY OF AMERICA

LOST SECURITIES AFFIDAVIT FOR ACCOUNTS WITH LESS THAN $250,000.00 IN MARKET VALUE

By checking the lost certificates box and signing the bottom of this form, I (we) certify that (a) I (we) am (are) the lawful owner(s) (“Owner”) of the shares described on the front of this form; (b) I (we) reside at the address set forth on the front of this form; (c) I (we) am (are) entitled to possession of the lost certificate(s) (the “Lost Securities”); (d) the Lost Securities have been lost, mislaid, stolen or destroyed and cannot now be produced; (e) the Lost Securities WERE NOT ENDORSED and neither the Lost Securities nor the Owner(s)’ rights therein have, in whole or in part, been cashed, negotiated, sold, transferred, hypothecated, pledged, disposed of, and to my (our) knowledge, no claim of right, like or interest, adverse to the Owner, in or to the Lost Securities, has been made or advanced by any person; (f) I (we) have made or caused to be made a diligent search for the Lost Securities and have been unable to find or recover the Lost Securities; (g) I (we) make this Affidavit of Lost Securities For Computershare Accounts for the purpose of inducing the issuance of new or replacement Securities (“Replacement Securities”) (in book-entry form, unless unavailable through the issuer) in lieu of the said Lost Securities, or the distribution to the Owner(s) of proceeds (including liquidation) thereof; and (h) I (we) agree that this Lost Securities Affidavit for Computershare Accounts may be delivered to and made part of the Safeco Insurance Company of America Bond No. 5926165.

The Owner(s) hereby agree(s) in consideration of (1) the issuance of such replacement Securities in lieu of the Lost Securities, or of the distribution to the Owner of the proceeds there from, and (2) the assumption by Safeco Insurance Company of America of liability therefore under its Bond, the OWNER, his/her/its heirs, successors and assigns agree to indemnify, protect and save harmless Safeco Insurance Company of America, Computershare Inc., Computershare Trust Company, N.A. and the issuer, jointly and severally, and their respective agents, representatives, successors, and assigns, from and against all losses, cost and damages (court costs and attorneys fees) to which they may be subject or liable arising out of or relating to the Lost Securities, the issuance of Replacement Securities, the Owner’s requested action herein (or any other action arising out of or relating to the Replacement of Lost Securities), or Safeco Insurance Company of America’s assumption of liability under its bond described above.

STEP 1. CALCULATE LOST CERTIFICATE BOND PREMIUM - FEE MUST BE ENCLOSED

LOST CERTIFICATE BOND PREMIUM CALCULATION:	Shares Lost	X	$0.67 Bond premium Per share	=	Total Premium Due (MINIMUM $20.00)	+	$50.00 processing fee	=	Total Check Amount

Multiply the number of shares lost by the Safeco Insurance Company of America Bond premium noted above to calculate the premium you owe. If you have Lost Securities representing 30 or fewer shares, there is a minimum premium of $20.00. The premium is only valid until 2/10/2016. There is also a processing fee of $50.00. PLEASE MAKE YOUR CHECK PAYABLE TO “COMPUTERSHARE” FOR THE BOND PREMIUM AND PROCESSING FEE AND ENCLOSE WITH THIS AFFIDAVIT. If your request is approved, Computershare will forward the Bond premium to Safeco Insurance Company of America. We cannot complete your exchange without a Surety Bond. NOTE: This premium is calculated based upon each lost share, not per each lost certificate.

STEP 2. SIGNATURES OF OWNERS - all registered owners MUST sign below exactly as the name(s) appear on the front of this form

If your lost certificate(s) is (are) part of an estate or trust, or are valued at more than $250,000, please contact Computershare for additional instructions.

ANY PERSON WHO, KNOWINGLY AND WITH INTENT TO DEFRAUD ANY INSURANCE COMPANY OR OTHER PERSON, FILES A STATEMENT OF CLAIM CONTAINING ANY MATERIALLY FALSE INFORMATION OR CONCEALS FOR THE PURPOSE OF MISLEADING, INFORMATION CONCERNING ANY FACT MATERIAL THERETO, COMMITS A FRAUDULENT INSURANCE ACT, WHICH IS A CRIME.

Signature of owner                                                                        Signature of Co-Owner, if any

STEP 3. NOTARIZATION

You must have your signature(s) notarized if you have lost more than 2,228 shares.

State of                                                       County of                                       Notary Signature

Printed Name of Notary                                                                              Sworn to and subscribed to me this (date)                     (month/day/year) My

commission Expires (date)                                                                     (month/day/year) (Notary Seal)

Enclose all original certificates in the envelope provided and send with completed form to Computershare.

By Mail:	By Overnight Delivery:	For Assistance Please Call:
Computershare	Computershare	Within USA, US territories & Canada:
Corporate Actions	Corporate Actions	1-855-396-2084
P.O. Box 43014	250 Royall Street	Outside USA, US territories & Canada:
Providence, RI 02940-3014	Canton, MA 02021	1-781-575-2765

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-204908) and of UBS Group AG on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; and 333-200665) and Form F-4 (Registration number 333-199011), and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By:	/s/ David Kelly
Name: David Kelly
Title: Managing Director

By:	/s/ Sarah Starkweather
Name: Sarah M. Starkweather
Title: Executive Director

UBS AG

By:	/s/ David Kelly
Name: David Kelly
Title: Managing Director

By:	/s/ Sarah Starkweather
Name: Sarah M. Starkweather
Title: Executive Director

Date: August 19, 2015